

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

June 13, 2007

Mr. Richard Goldstein
Chairman and Chief Executive Officer
Courtside Acquisition Corp.
1700 Broadway
New York, NY 10019

> **Re:** **Courtside Acquisition Corp.**
> **Amendment No. 3 to Proxy Statement on Schedule 14A**
> **Filed June 11, 2007**
> **File No. 000-32549**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 28

1. Please clarify the page 29 reference to "senior cash pay debt" for investors. In addition, please add disclosure to this risk factor indicating the extent to which management's past success depended on a low interest rate environment during the prior period.

The Acquisition Proposal, page 45

2.   We note that the company has added text responsive to our prior comment 18.
        However, we believe that additional disclosure is necessary. While your
        disclosure that EBITDA "may be calculated differently from and therefore not
        comparable to similarly titled measures used by other companies" is useful, it
        does not address the entirety of our prior comment. Our concern is that investors
        have an understanding of the extent of comparability between ACN's EBITDA
        and those of other companies. We believe that disclosure responsive to our
        concerns might:

        a. Explicitly list out – and quantify – those items that are being excluded
            from EBITDA; and,

        b. Explain whether these items were also excluded from the comparable
            companies used in your analysis. If they were not, clarify why not and
            indicate that this exclusion introduces increased subjectivity into the
            analyses and may make the companies less comparable

        Please understand that the foregoing are examples only, and are non-exhaustive.
        Please revise or advise as appropriate.

Financing Commitments, page 51

3.   We note that the company has added disclosure responsive to our prior comment
        11 on page 51. However, we believe that further disclosure is necessary. For
        example you indicate that you have engaged BMO Capital Markets to find
        substitute financing for the senior notes in one paragraph, but then you disclose
        that you have "not discussed or taken steps to undertake an alternative financing
        to serve as a substitute for the Bank of Montreal financing." Please reconcile
        these disclosures and clarify any efforts that the company has made to date to
        undertake a private placement financing. If the company has not taken any steps
        to conduct any form of private placement, then please state so specifically. While
        we acknowledge that the company has made a similar statement on page 51, we
        believe that the reference to "alternative financing" may limit the scope of the
        requested disclosure. Please advise or revise.

Financing and Refinancing, page 71

4.   The company appears to have added text on page 71 responsive to our prior comment 22; however, we do not believe that the company has responded entirely to that comment.   Please revise to explicitly state the maturity date of your indebtedness in this section, and disclose the amount due at maturity based on your current amortization schedule. Finally, please disclose whether, based on current financial projections, you will essentially be required to refinance your indebtedness.

Capitalink Fairness Opinions, page 77

5.   We were unable to locate disclosure responsive to our prior comment 25; accordingly we reissue it and request that you direct us to the text that specifically responds to our question. Our prior comment was:

        a. Please clarify whether the discounted cash flow analysis prepared by Capitalink valued ACN based on its present capitalization structure or assumed some other financing – including the contemplated transaction – as part of its projections.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar at (202) 551- 3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Noah Schooler
        Fax # (212) 818-8881